

First Trust High Income Long/Short Fund

March 16, 2021

Table of Contents

Executive Summary

- First Trust High Income Long/Short Fund ("FSD") has returned strong performance to shareholders on both a market value return and NAV return basis against its benchmark, the ICE BofA US High Yield Constrained Index (the "Benchmark") and its peers

- FSD has delivered on its primary stated investment objective — providing current income

- Dolphin's proposal is its latest attempt to cause a liquidity event to extract a short-term profit to the detriment of FSD's other shareholders
  - The Board remains steadfast in its opposition to Dolphin's proposal and activist campaign
  - The Board believes FSD's advisor and sub-advisor are best-suited to manage FSD and have produced strong returns for shareholders
  - Dolphin's proposal would likely result in actions that are not in the interests of FSD's shareholders and would impede the ability of FSD to pursue its investment objectives

- Dolphin has not demonstrated that terminating the investment advisory agreement is merited given FSD's performance relative to its peers, the narrowing of FSD's discount, and lack of evidence that FSD has consistently traded at a wider discount to NAV than its peer group in recent years

Executive Summary (continued)

- Board has taken affirmative actions to address FSD's trading discount
  - Conducted tender offer for 15% of outstanding shares in 2017
  - Increased distribution in 2019
  - Implemented and maintained a share repurchase program contributing to $0.18 in NAV accretion per share to shareholders

- Shareholder activism across the closed-end fund marketplace has prompted action by boards designed to protect the ability of funds to pursue their investment objectives on behalf of long-term shareholders
  - Activist agendas often produce negative consequences for a fund's long-term shareholders, prompting action by boards across the marketplace

- FSD's By-Law Amendments were aimed at protecting the ability of FSD to pursue its investment objectives in the interest of its long-term shareholders

We believe you should support the Board's recommendation "AGAINST" Dolphin's proposal

Dolphin's Proposal

- Dolphin has a history of activism with FSD, beginning in 2018
  - Submitted a proposal for 2019 annual meeting which was excluded in accordance with no action relief granted by the staff of the SEC
  - Submitted a proposal to terminate the investment management agreements at FSD's 2020 annual meeting which was resoundingly defeated – only 10.5% of FSD's outstanding shares voted for the proposal and of the shares voted at the meeting, approximately 80% of the votes cast voted against the proposal
  - Dolphin's proposal for FSD's 2021 annual meeting is substantially the same proposal as was defeated last year and Dolphin offers no new evidence or reasoning to warrant any different vote recommendation

- The Proposal
  - RESOLVED: All investment advisory and management agreements pertaining to First Trust High Income Long/Short Fund (FSD) and between First Trust Advisors L.P. (Advisor) shall be terminated, as soon as legally permitted

- The Board unanimously recommends that FSD's shareholders vote against Dolphin's proposal
  - FSD's advisor and sub-advisor have delivered favorable returns versus its Benchmark and peers
  - Terminating the investment management agreements would harm FSD
  - The Board and FSD's advisor have taken active steps to address FSD's discount
  - The proposal represents Dolphin's latest attempt to pursue its activist agenda to produce a short-term benefit that would impede FSD's ability to pursue its long-term investment objective

- The Board believes FSD's advisor and sub-advisor are best-suited to manage FSD and implement its investment strategy, and have provided strong returns for shareholders

FSD Performance – NAV Returns

- FSD pursues its primary investment objective of providing current income by utilizing a unique long/short investment strategy focusing on high-yield corporate fixed-income securities
    - FSD seeks to achieve its investment objective in a different manner than its peers, making it a unique investment opportunity which likely attracted its long-term core investors
        - Instead of using traditional bank borrowings as a source of leverage, FSD obtains leverage primarily by shorting US Treasury securities
        - This shorting strategy is a unique feature to FSD's strategy relative to other funds

- FSD has returned favorable performance to its shareholders on a NAV return basis versus its Benchmark, Broadridge Peers, Morningstar Category Average, and the ISS Peers Average in pursuit of its investment objective[1]



[1] The Broadridge Peers are selected by an independent entity recognized in the industry and used by the Board in the process to review and approve FSD's investment advisory contracts. *See* Appendix A for detail of the funds that comprise the Broadridge Peers, Morningstar Peers and ISS Peers.

FSD Performance – Market Value Returns

- FSD has delivered favorable performance to its shareholders on a market value return basis versus its Benchmark, Broadridge Peers, the Morningstar Category Average and the ISS Peers Average in pursuit of its investment objective



Dolphin Ignores the Harm of Terminating the Agreements

- Dolphin's proposal ignores the significant expenses that FSD and its shareholders could incur by replacing its investment advisor
  - No guarantee a new advisor would be appointed and approved by shareholders
  - No guarantee a new advisor could perform better
  - Potential for FSD to be orphaned until a new advisor is approved, subjecting it to additional risk
  - Appointment of new advisor would require approval by the holders of a majority of FSD's shares under the Investment Company Act of 1940, as amended (the "1940 Act"), which would require significant time and expense to obtain

- FSD could be forced to liquidate as a result of the Proposal
  - Deprive shareholders of participation in FSD's investment strategy in which they have chosen to invest
  - Forced to incur transaction costs
  - Potential taxable event and liquidation at unfavorable market prices

- Engagement with Dolphin
  - Dolphin's principal was invited to make a presentation to the Board in February 2020
  - Dolphin's proposal was not deemed by the Board to be in the best interests of all FSD shareholders and appeared focused on seeking a liquidity event

Board Actions to Proactively Address the Discount to NAV

- **The Board and FSD have taken active steps to address FSD's discount in the past**
  - FSD conducted a tender offer for 15% of FSD's outstanding shares (which was accretive to FSD shareholders) in July 2017, in which Dolphin participated
  - FSD increased its distribution in July 2019
  - FSD has utilized a share repurchase program that has yielded an estimated $0.18 of NAV accretion per share since the implementation of the program
    - The Board also recently refreshed the repurchase program to 5% of outstanding shares as part of its regular review of secondary market activity

- **The Board regularly reviews the Fund with a view to improving performance and improving shareholder experience**
  - FSD completed a merger in June 2018 which increased assets and spread costs across larger asset base
  - Board approved changes to non-fundamental investment policies in 2016 and 2020

- **FSD's discount narrowed to -6.94% in February 2020, before widening after the market dislocation caused by COVID-19**

- **FSD's discount has narrowed to -8.04% as of March 12, 2021**

Board Actions to Proactively Address the Discount to NAV (continued)

- FSD's share price relative to its NAV has more recently been relatively in line with the Broadridge Peers average and the ISS Peers average





Board Actions to Proactively Address the Discount to NAV (continued)

- FSD distributions have generally been in line with the peer average, and in 2020 FSD has maintained its distribution while some of the peer funds have seen their distribution rates fall through reductions in their distribution





Shareholder Activism Across Closed-End Funds

- Closed-end funds differ from operating companies
    - Closed-end funds provide a stated investment objective investors know when they invest
    - Unavailability of certain protections that operating companies are permitted to use

- Activist investors have intensified efforts to pursue self-interested agendas and extract short-term profits at the expense of the interests of a fund's long-term shareholders[1]

- Activist campaigns typically result in negative consequences for long-term shareholders and impair the ability of a fund to meet its investment objectives
    - Typically, activist campaigns are designed to capture windfall profits through temporary short-term increases in fund share prices by causing a liquidity event without regard to expense the fund will incur in connection with these tactics
    - Deprives long-term shareholders of participation in the strategy in which they originally invested

        "One of the things that is most troubling about this is that closed-end funds ordinarily are held by retail investors… who bought the fund by the understanding that it wouldn't be attacked in just this way." — SEC Commissioner Robert Jackson Jr. (now former SEC Commissioner)[2]

        "These proxy contests and related lawsuits by activist hedge funds are not about improving governance, but rather about coercing closed-end funds that cannot properly protect themselves." — Rep. Gregory Meeks, D-NY.[2]

- Boards of closed-end funds have been prompted to react to activists to protect the interests of core investors

---

[1] *See Recommendations Regarding the Availability of Closed-End Fund Takeover Defenses*, Investment Company Institute (March 2020) *available at* https://us.eversheds-sutherland.com/portalresource/20_ltr_cef.pdf

[2] These statements were given at the House Financial Services Committee Meeting on SEC oversight on September 24, 2019.

By-Laws Amendments

- The Board has been engaged in an ongoing investigation of measures to protect the interests of long-term shareholders and FSD's ability to pursue its investment objective

- The Board has a track record of taking thoughtful actions designed to enhance shareholder value, including engaging in frequent market trading reviews resulting in initiatives designed to address and mitigate discounts, including, but not limited to, multi-year share repurchases and tender offers

- The Board has adopted governance provisions to protect FSD's core shareholders against self-interested arbitragers

- On October 19, 2020, the Board of Trustees of FSD amended and restated its then-existing by-laws (as amended and restated, the "By-Laws")

- The Board adopted the By-Law amendments following detailed, point-by-point deliberations, both by the Independent Trustees in executive session with independent legal counsel and by the full Board in open session, and a careful weighing of relevant interests

Control Share Provisions – Background and Board Considerations

- On May 27, 2020, the SEC staff withdrew the *Boulder Letter* and provided guidance permitting closed-end funds to opt into state control share statutes

- Purchaser in a control share acquisition must seek authorization of other shareholders to reinstate their voting rights, empowering long-term shareholders of FSD
  - Allows the Fund to deal with activists from a position of strength

- Functionally, FSD's control share provision differs from those adopted by closed-end fund peers
  - Certain provisions of FSD organizational documents require approval by specified number of shares. FSD's provisions provide that a holder of FSD common shares acquired in a Control Share Acquisition continues to hold voting rights with respect to shares on certain matters through a required second vote

- Board considerations and benefits to shareholders.
  - SEC Staff – The decision to implement control share provisions must be "taken with reasonable care on a basis consistent with other applicable duties and laws and the duty to a fund and its shareholders generally".
  - FSD's non-interested shareholders can determine whether to authorize voting rights for a large shareholder acquiring shares over the stated thresholds
  - Provisions limit the undue influence of large shareholders and/or activists who have no duties to FSD and its shareholders and often act in their own interest, and may endanger FSD's very existence
  - Provisions create an opportunity for the Board to thoughtfully consider activist proposals
  - Provisions prevent an activist from gaining "creeping control" of a fund, without the approval of other shareholders
  - The Board retains the ability to modify the Control Share By-Law provisions, including potentially exempting acquirers that do not pose concerns of pursuing measures that would advance that holder's interests at the expense of other FSD shareholders

- Similar amendments as those included in the By-Laws have been made across the closed-end fund industry by multiple fund complexes to protect the interests of long-term shareholders against increasing activist pressure

Conclusion

- The Board has engaged with Dolphin repeatedly

- Under the stewardship of the Board and the management of FSD's advisor and sub-advisor, FSD has delivered strong returns to FSD's long-term shareholders in pursuit of its investment objective and has been proactive in addressing the discount

- The Board's adoption of the By-Laws were taken after an ongoing investigation of measures to assist in protecting the interests of long-term shareholders

- Dolphin has a history of activism with FSD and has consistently pursued its own interests of profit extraction to the detriment of FSD's long-term shareholders

- Dolphin has not demonstrated that terminating the investment advisory agreements is merited, given FSD's performance relative to its peers, the narrowing of FSD's discount, and lack of evidence that FSD has consistently traded at a wider discount to NAV than its peers in recent years

We believe you should support the Board's recommendation "AGAINST" Dolphin's proposal

Appendix A — FSD Peers

Broadridge Peers

Credit Suisse High Yield Bond Fund (DHY)
Ivy High Income Opportunity Fund (IVH)
Neuberger Berman High Yield Strategies Fund Inc. (NHS)
Nuveen Corporate Income November 2021 Target Term Fund (JHB)
Pioneer High Income Trust (PHT)
Wells Fargo Income Opportunities Fund (EAD)
Guggenheim Strategic Opportunities Fund (GOF)
BNY Mellon High Yield Strategies Fund (DHF)
NexPoint Strategic Opportunities Fund (NHF)
Western Asset High Income Fund II (HIX)

Morningstar Category Constituents

Aberdeen Income Credit Strategies Fund (ACP)
AllianceBernstein Global High Income Fund Inc. (AWF)
American Beacon Apollo Total Return Fund (ATRYX)
Apollo Tactical Income Fund Inc. (AIF)
Barings Corporate Investors (MCI)
Barings Global Short Duration High Yield (BGH)
Barings Participation Investors (MPV)
BlackRock 2022 Global Income Opportunity Trust (BGIO)
BlackRock Corporate High Yield Fund, Inc. (HYT)
BlackRock Limited Duration Income Trust (BLW)
BNY Mellon Alcentra Global Crredit Income 2024 Target Term Fund, Inc. (XDCFX)
BNY Mellon High Yield Strategies Fund (DHF)
Brookfield Real Assets Income Fund Inc. (RA)
Cliffwater Corporate Lending Fund (CCLFX)
Credit Suisse Asset Management Income Fund Inc. (CIK)
Credit Suisse High Yield Bond Fund (DHY)
Eagle Point Income Co Inc. (EIC)
Eaton Vance 2021 Target Term Trust (EHT)
First Eagle Credit Opportunities Fund - Class A (FECAX)
First Eagle Credit Opportunities Fund - Class I (FECRX)
First Trust High Income Long/Short Fund (FSD)
First Trust High Yield Opportunities 2027 Term Fund (FTHY)
Guggenheim Credit Allocation Fund (GGM)
Invesco High Income Trust II (VLT)
Ivy High Income Opportunities Fund (IVH)
KKR Income Opportunities Fund (KIO)

MFS Multi-Market Income Trust (MMT)
MFS® Charter Income Trust (MCR)
MFS® Intermediate High Income Fund (CIF)
Neuberger Berman High Yield Strategies Fund Inc. (NHS)
New America High Income Fund Inc. (HYB)
Nuveen Corporate Income 2023 Target Term Fund (JHAA)
Nuveen Corporate Income November 2021 Target Term Fund (JHB)
Nuveen Credit Opportunities 2022 Target Term Fund (JCO)
Nuveen Global High Income Fund (JGH)
PGIM Global High Yield Fund, Inc. (GHY)
PGIM High Yield Bond Fund, Inc. (ISD)
PGIM Short Duration High Yield Opportunities Fund (SDHY)
PIMCO Dynamic Income Opportunities Fund (PDO)
Pioneer Diversified High Income Trust (HNW)
Pioneer High Income Trust (PHT)
Pioneer ILS Bridge Fund (XILBX)
Pioneer ILS Interval Fund (XILSX)
RiverNorth Specialty Finance Corporation (RSF)
Wells Fargo Income Opportunities Fund (EAD)
Western Asset Global High Income Fund Inc. (EHI)
Western Asset High Income Fund II Inc. (HIX)
Western Asset High Income Opportunity Fund Inc. (HIO)
Western Asset High Yield Defined Opportunity Fund Inc. (HYI)
Western Asset Middle Market Income Fund Inc. (XWMFX)
Western Asset Mortgage Opportunity Fund Inc (DMO)
XAI Octagon Floating Rate & Alternative Income Term Trust (XFLT)

ISS Peers

Wells Fargo Income Opportunities Fund (EAD)
Western Asset High Income Fund II (HIX)
Pioneer High Income Trust (PHT)
BNY Mellon High Yield Strategies Fund (DHF)
Credit Suisse High Yield Bond Fund (DHY)
Neuberger Berman High Yield Strategies Fund Inc. (NHS)